May 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	PCTEL, Inc.
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed April 2, 2013

Proxy Statement on Schedule 14A
Filed April 30, 2013
File No. 000-27115

Dear Mr. Spirgel:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated May 8, 2013 relating to PCTEL, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012 (the “Fiscal 2012 10-K”), and Proxy Statement on Schedule 14A (the “2013 Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Fiscal 2012 10-K and 2013 Proxy.

The Company noted that six of the comments (#’s 1, 2, 4, 7, 8, and 9) made by the Staff relate to suggested enhanced disclosure revisions to the Fiscal 2012 10-K. The Company has addressed the six disclosure suggestions prospectively in its Form 10-Q for the quarter ended March 31, 2013 that was filed on May 15, 2013. We have expanded our responses in this letter to include the Company’s rationale for why it believes prospective disclosure is appropriate.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 5

1. Please revise your Risk Factors section to include a separate risk factor discussing your inability to have a registration statement or post-effective amendment declared effective by the Commission for the remainder of 2013 and the effect such a limitation is expected to have on your liquidity and results of operations.

At December 31, 2012, the Company has $74 million in working capital which includes $51 million of cash and short term investments, no debt, and has historically generated positive free cash flow (i.e. cash flow from operations less capital expenditures). These factors provide more than adequate liquidity, working capital, and cash to fund future acquisitions that the Company may contemplate, irrespective of its ability to issue new shares in 2013. The Company does not believe the inability to have a registration statement or post-effective amendment declared effective by the Commission for the remainder of 2013 represents a material risk to its liquidity or results of operations. To be conservative, we have included a full disclosure prospectively in our Form 10-Q for the quarter ended March 31, 2013.

Form 10-Q for the quarter ended March 31, 2013, page 36.

Item 1A: Risk Factors

Factors That May Affect Our Business, Financial Condition and Future Operating Results

There has been one material change with respect to the risk factors as previously disclosed in our Annual Report on Form 10-K for our fiscal year ended December 31, 2012.

Risks Related to Our Business

The Company is not currently in a position to have an effective registration statement or post-effective amendment through which it can issue new common shares which could have an adverse impact on our business, liquidity, and results of operations.

On March 13, 2013 the Company disclosed on Form 8-K/A that it had discovered accounting misstatements in the TelWorx pre-acquisition audited financial statements for the years ended December 31, 2010 and 2011, as well as the unaudited pro-forma financial statements for the three month periods ending March 31, 2012 and June 30, 2012. The Company concluded that those financial statements could no longer be relied upon. The audited financial statements are required under Rule 3-05 of Regulation S-X and the pro-forma financial statements are required under Article 11 of Regulation S-X.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Until such time as the Company is able to file restated pre-acquisition financial statements for the periods required, or through the passage of the appropriate period of time of which the TelWorx operations are included in the Company’s financial statements, the Company will not be in a position to have the Securities and Exchange Commission declare effective any registration statements or post-effective amendments. It may take an extended period of time for the Company to comply with the requirements and during that time the Company would be unable to raise capital through the issuance of common stock to fund its operations and acquisitions. This inability could adversely affect the Company’s liquidity, results of operations and the funding of acquisitions using common shares.

The Company currently has open an S-8 registration statement covering its employee stock plan. There are no other open registration statements and management has no plans at this time to pursue a registration statement once the matter is resolved. Management believes that the Company’s current financial position which includes $52.0 million in cash and investments, and no debt, combined with its historic ability to generated free cash flow (cash flow from operations less capital spending) provide adequate liquidity and working capital to support its operations as well as funding for potential acquisitions through at least 2013.

Form 10-Q for the quarter ended March 31, 2013, page 32-33.

Liquidity and Capital Resources Overview

At March 31, 2013, our cash and investments were approximately $52.0 million and we had working capital of $76.2 million. Our cash and investments were approximately $0.8 million higher at March 31, 2013 compared to December 31, 2012 because we received the $4.3 million settlement related to the TelWorx acquisition, offsetting cash used with the contraction of our current liabilities on our balance sheet. We also used $0.6 million of cash for capital expenditures and $0.6 million of cash for payment of dividends, offsetting $0.4 million from issuance of common stock.

Within operating activities, we are historically a net generator of operating funds from our income statement activities and a net user of operating funds for balance sheet expansion. Within investing activities, capital spending historically ranges between 3% and 5% of our revenues and the primary use of capital is for manufacturing and development engineering requirements. Our capital expenditures during the three months ended March 31, 2013 were approximately 2% of revenues. We historically have significant transfers between investments and cash as we rotate our large cash balances and short-term investment balances between money market funds, which are accounted for as cash equivalents, and other investment vehicles. We have a history of supplementing our organic revenue growth with acquisitions of product lines or companies, resulting in significant uses of our cash and short-term investment balance from time to time. We expect the historical trend for capital spending and the variability caused by moving money between cash and investments and periodic merger and acquisition activity to continue in the future.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Within financing activities, we have historically generated funds from the exercise of stock options and proceeds from the issuance of common stock through the ESPP and have historically used funds to repurchase shares of our common stock through our share repurchase programs. We are now paying quarterly dividends and have also reinstated a stock buyback program to be used later in 2013. Whether this activity results in our being a net user of funds versus a net generator of funds is largely dependent on our stock price during any given year.

On March 13, 2013 the Company disclosed on Form 8-K/A that it had discovered accounting misstatements in the TelWorx pre-acquisition audited financial statements for the years ended December 31, 2010 and 2011, as well as the unaudited pro-forma financial statements for the three month periods ending March 31, 2012 and June 30, 2012. The Company concluded that those financial statements could no longer be relied upon. The audited financial statements are required under Rule 3-05 of Regulation S-X and the pro forma financial statements are required under Article 11 of Regulation S-X. Until such time as the Company is able to file restated pre-acquisition financial statements for the periods required, or through the passage of the appropriate period of time of which the TelWorx operations are included in the Company’s financial statements, the Company will not be in a position to have the Securities and Exchange Commission declare effective any registration statements or post-effective amendments. It may take an extended period of time for the Company to comply with the requirements and during that time the Company would be unable to raise capital through the issuance of common stock to fund its operations and acquisitions. This inability could adversely affect the Company’s liquidity, results of operations and the funding of acquisitions using common shares.

The Company currently has open an S-8 registration statement covering its employee stock plan. There are no other open registration statements and management has no plans at this time to pursue a registration statement once the matter is resolved. Management believes that the Company’s current financial position which includes $52.0 million in cash and investments, and no debt, combined with its historic ability to generated free cash flow (cash flow from operations less capital spending) provide adequate liquidity and working capital to support its operations as well as funding for potential acquisitions through at least 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2. We note your disclosure that your operating loss included a $12.5 million impairment related to the TelWorx acquisition. Please revise your overview to describe the facts and circumstances surrounding your decision to take this

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com impairment, including a brief discussion of your internal investigation related to TelWorx historical financial statements and the impact it may have on your future revenues and operations.

The Company included such disclosures in the Company’s overview and in Footnote 8 - Acquisition of TelWorx Communications LLC in its Form 10-Q for the quarter ended March 31, 2013. The Company proposes to make this enhanced disclosure prospectively as all of the information can be found in various places in the Form 10-K for the year ended December 31, 2012.

Form 10-Q for the quarter ended March 31, 2013, page 29

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of this Quarterly Report on Form 10-Q and in conjunction with the consolidated financial statements for the year ended December 31, 2012 contained in our Annual Report on Form 10-K filed on April 2, 2013. Except for historical information, the following discussion contains forward looking statements that involve risks and uncertainties, including statements regarding our anticipated revenues, profits, costs and expenses and revenue mix. These forward-looking statements include, among others, those statements including the words “may,” “will,” “plans,” “seeks,” “expects,” “anticipates,” “intends,” “believes” and words of similar meaning. Such statements constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those projected in these forward-looking statements.

Our first quarter 2013 revenues increased by $7.9 million, or 46.1%, to $25.1 million compared the same period in 2012, due to the acquisition of TelWorx in July 2012, and increased revenue across all established product lines. We recorded an operating loss of $1.4 million compared to an operating loss of $1.6 million in the same period last year.

The Company’s TelWorx operations are in the process of being integrated into the Company’s operations as well as the Company’s total control and evaluation process. The integration is expected to be complete by September 30, 2013. The TelWorx acquisition has been challenging for the Company. Subsequent to the acquisition the Company discovered accounting irregularities in the operation which the Company believes were either at the direction of or with the knowledge of senior management of the operation. The Company conducted an investigation and as a result, separated the general manager of the TelWorx operation and other personnel involved in the accounting irregularities from the Company, declared the historical pre-acquisition TelWorx financial statements filed pursuant to Regulation S-X should not be relied upon,

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com and concluded as of December 31, 2012 that the Company has a material weakness in its disclosure controls related to the Telworx accounting irregularities. Additionally, unrelated to the accounting irregularities, the Company determined that the projected revenue, anticipated margins, and future cash flows of the TelWorx business were significantly lower at the annual goodwill test date of October 31, 2012 than at the acquisition date. The decline resulted in the impairment in the fourth quarter of 2012 of all of the $12.5 million of goodwill associated with the business. See Footnote 8 Acquisition of TelWorx Communications LLC, Item 4: Controls and Procedures, and management’s discussion and analysis of liquidity and working capital resources for more details.

See the Company’s response to comment 3 for the TelWorx Footnote 8.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill, page 46

3. We note that you recorded a $12.5 million goodwill impairment charge related to your acquisition of TelWorx. Tell us in detail what happened between the July 9, 2012 acquisition date and October 31, 2012 that resulted in the significant decline in projected revenue, anticipated margins, and future cash flows of the business that were significantly lower at the annual goodwill test date than at the acquisition date. Tell us how you concluded that the original consideration you paid for the acquisition of TelWorx represented the fair value of the entity at the acquisition date and whether the impairment of goodwill resulted solely from conditions existing subsequent to the acquisition date. In this regard, we note:

•	The accounting irregularities you describe in Note 15 on page 80 and in Note 18 on page 81;

•

The Amendment to the original Purchase Agreement whereby the TelWorx parties agreed, among other things, to pay you $4.3 million and to forfeit all $1.5 million of the potential contingent consideration earnable under the Original Agreement;

•

The Form 8-K/A filed on March 13, 2013 disclosing that the impairment of goodwill is due to the TelWorx Entities’ historical earnings misstatements and the resulting revised future cash-flow forecasts used in the Company’s annual goodwill impairment test performed in the fourth quarter.

The chronology of how the Company got from its purchase accounting fair value of $16.1 million on July 9, 2012 to a $12.5 million goodwill impairment in the quarter ended December 31, 2012 is as follows.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

•

The Company based its purchase accounting fair value of intangible assets on future projections using the revenue and margin profile of the historical financial statements for 2010, 2011 and the six months ended June 30, 2012. They presented a profile of a business that yielded goodwill of $9.5 million, primarily attributed to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business.

•

The accounting irregularities discovered in the historical financial statements lowered the historical pre-acquisition sales and margins as well as the post-acquisition sales in the quarter ended September 30, 2012, the quarter of the acquisition. The Company recalculated the allocation of the purchase price using future projections using the new lower revenue and margin profile. The result was a $3.1 million increase of goodwill up to $12.5 million. At this point in time the Company still felt confident that the acquisition would yield the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business, to which the goodwill was attributed. The table below from the Company’s 10-K for the year ended December 31, 2012 discloses the revised $3.1 million change to goodwill.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

	Estimated Fair Value July 9, 2012 as reported at September 30, 2012	Provisional Adjustments Subsequent to September 30, 2012	Estimated Fair Value July 9, 2012
Tangible assets:
Accounts receivable	$1,575	$(205)	$1,370
Inventory	1,843	(465)	1,378
Prepaid expenses	9	0	9
Fixed assets	248	0	248

Total tangible assets	3,675	(670)	3,005

Intangible assets:
Goodwill	9,491	3,059	12,550
Trade names	1,527	(268)	1,259
Technology	458	12	470
Customer relationships	2,898	(2,781)	117
Backlog	91	(58)	33
Non-compete	262	(248)	14

Total intangible assets	14,727	(284)	14,443

Total assets	18,402	(954)	17,448

Capital leases	57	(20)	37
Accounts payable	1,113	100	1,213
Accrued liabilities	85	33	118

Total liabilities	1,255	113	1,368

Net assets acquired	$17,147	$(1,067)	$16,080

•

The Company performs an annual impairment test of goodwill as of the end of the first month of the fiscal fourth quarter (October 31st), or at an interim date if an event occurs or if circumstances change that would indicate that an impairment loss may have been incurred. In performing our annual impairment test, the Company first performs a qualitative assessment to determine whether it is more likely that not that the fair value of a reporting unit is less than its carrying value, including goodwill. If our qualitative assessment is indicative of possible impairment, then a two-step quantitative fair value assessment is performed at the reporting unit level. In the first step, the fair value of each reporting unit is compared with its carrying value. If the fair value exceeds the carrying value, then goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of goodwill is then compared against the carrying value of goodwill to determine the amount of impairment.

•

During the quarter ended December 31, 2012, the Company observed that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Due to the Company’s short order to shipment cycles, such a variance would not become apparent until 60-90 days before 2013 began. Specifically, the 2013 base revenue projection at the date of the goodwill test declined an additional 17% from the projections utilized in the final purchase accounting fair value of the TelWorx entity at the acquisition date. The Company considered this significant revenue decline at the annual goodwill test date to be an indicator of goodwill impairment requiring the performance of the two step quantitative fair value assessment, which resulted in a net present value of future cash flows that did not support a goodwill carrying value for this reporting unit. It is not as a result of the accounting irregularities previously discussed. The Company used an independent third party expert valuation firm to assist it in determining that the reporting unit was unable to hold any goodwill at the goodwill test date.

The Company made the following prospective enhanced disclosure in its Form 10-Q for the quarter ended March 31, 2013 to add clarity to the origin of the impairment decision. The information was contained in various places in the 10-K for the year ended December 31, 2012. The Company recognized that its reference in the Form 8-K/A to the historical earnings misstatements impacting the future cash flows was lacking context, and could potentially cause confusion when read in conjunction with the Company’s quarterly financial statement filings.

Form 10-Q for the quarter ended March 31, 2013, page 16.

Footnote 8- Acquisition of TelWorx Communications LLC

The Company, through its wholly-owned subsidiary PCTelWorx, Inc. (“PCTelWorx”), completed the acquisition of substantially all of the assets and the assumption of certain specified liabilities of TelWorx Communications LLC, TelWorx U.K. Limited, TowerWorx LLC and TowerWorx International, Inc. (“collectively “TelWorx”), pursuant to an Asset Purchase Agreement dated as of July 9, 2012 among the Company, PCTelWorx, TelWorx and Tim and Brenda Scronce, the principal owners of TelWorx. The business operations associated with these purchased assets is collectively referred to as “TelWorx” in this Form 10-Q. TelWorx is primarily a North Carolina-based business with expertise in delivering wireless and fiber optic solutions into the enterprise, defense, transportation, and the carrier market. TelWorx excels at global procurement, custom engineering of RF solutions, rapid delivery and deployment of systems, and value-added reselling of antennas, related RF components, and other communication elements. The acquisition includes TowerWorx™, a provider of mobile towers for defense, industrial wireless, and other applications. The acquisition expands the Company’s products and markets addressed by its antenna and Connected Solutions™ product line. The fair value purchase price for TelWorx was $16.1 million, consisting of $16.0 million in cash paid at closing, $1.1 million of contingent consideration related to a claims escrow and potential earn-out at fair value, net of $1.0 million cash received back from Tim and Brenda Scronce in March 2013 pursuant to the working capital adjustment provisions of the Asset Purchase Agreement.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Following the closing of the Acquisition, the Company’s management became aware of accounting irregularities with respect to the TelWorx financial statements, in part through an internal review conducted in connection with the calculation of post-closing purchase price adjustments relating to the Acquisition and in part due to anonymous tips received after the internal review began. With the oversight of the Audit Committee, management expanded its review into an internal investigation regarding these financial irregularities and outside counsel was retained to assist in the investigation. The Company’s outside counsel then retained a Big Four accounting firm to perform an independent forensic accounting investigation under counsel’s direction. The accounting irregularities in the TelWorx Financial Statements identified as a result of this investigation are believed to have been directed and/or permitted by management of the TelWorx Entities, principally Tim Scronce and those acting at his direction. The correction of the pre-acquisition accounting misstatements discovered in the investigation are reflected in the pro-forma adjustments in Footnote 4 – Acquisition of TelWorx Communications LLC in the Company’s annual report filed on Form 10-K for the fiscal year ended December 31, 2012 as well as this footnote.

The Company determined the amount of the corrections and the period in which they occurred through the forensic audit performed, which included tracing sales transactions to customer commitments and proof of delivery documents as well as reviewing the cost of sales records and aging of inventory at the acquisition date. The Company was authorized by the Board of Directors to seek restitution from the Scronces’ and other responsible parties. On March 27, 2013 the Company and the Scronces’ entered into a legal settlement over claims by the Company relating to the value of the acquisition. The Company is still pursuing additional restitution from the other responsible parties. See Footnote 11 – TelWorx Legal Settlement for full details.

The Company, through PCTelWorx, offered employment to all former employees of TelWorx. The key managers entered into employment arrangements that include a non-competition covenant during their employment and for twelve months thereafter. The Company has entered into a five-year lease agreement for the continued use of the operating facility and offices in Lexington, North Carolina and a two-year lease for an office facility in Pryor, Oklahoma.

The following is the allocation of the purchase price for the assets from TelWorx at the date of the acquisition. The Company considers its purchase accounting for the TelWorx acquisition to have been complete as of the quarter ended December 31, 2012.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

	Estimated Fair Value July 9, 2012 as reported at September 30, 2012	Provisional Adjustments Subsequent to September 30, 2012	Estimated Fair Value July 9, 2012
Tangible assets:
Accounts receivable	$1,575	$(205)	$1,370
Inventory	1,843	(465)	1,378
Prepaid expenses	9	0	9
Fixed assets	248	0	248

Total tangible assets	3,675	(670)	3,005

Intangible assets:
Goodwill	9,491	3,059	12,550
Trade names	1,527	(268)	1,259
Technology	458	12	470
Customer relationships	2,898	(2,781)	117
Backlog	91	(58)	33
Non-compete	262	(248)	14

Total intangible assets	14,727	(284)	14,443

Total assets	18,402	(954)	17,448

Capital leases	57	(20)	37
Accounts payable	1,113	100	1,213
Accrued liabilities	85	33	118

Total liabilities	1,255	113	1,368

Net assets acquired	$17,147	$(1,067)	$16,080

In the fourth quarter of 2012, the Company subsequently recorded a goodwill impairment of $12.5 million related to its TelWorx acquisition based on the results from our annual test of goodwill impairment conducted as of October 31, 2012. This amount represented the total goodwill associated with the acquisition. The chronology of how the Company got from its purchase accounting fair value of $16.1 million on July 9, 2012 to a $12.5 million goodwill impairment in the quarter ended December 31, 2012 is as follows.

•

The Company based its purchase accounting fair value of intangible assets on future projections using the revenue and margin profile of the historical financial statements for 2010, 2011 and the six months ended June 30, 2012. They presented a profile of a business that yielded goodwill of $9.5 million, primarily attributed to the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business.

•

The accounting irregularities discovered in the historical financial statements lowered the historical pre-acquisition sales and margins as well as the post-acquisition sales in the quarter ended September 30, 2012, the quarter of the

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com acquisition. The Company recalculated the allocation of the purchase price using future projections using the new lower revenue and margin profile. The result was a $3.1 million increase of goodwill up to $12.5 million. At this time the Company still felt confident that the acquisition would yield the synergies expected to arise after the Company’s acquisition of the business and the assembled workforce of the acquired business, to which the goodwill was attributed.

•

The Company performs an annual impairment test of goodwill as of the end of the first month of the fiscal fourth quarter (October 31st), or at an interim date if an event occurs or if circumstances change that would indicate that an impairment loss may have been incurred. In performing our annual impairment test, the Company first performs a qualitative assessment to determine whether it is more likely that not that the fair value of a reporting unit is less than its carrying value, including goodwill. If our qualitative assessment is indicative of possible impairment, then a two-step quantitative fair value assessment is performed at the reporting unit level. In the first step, the fair value of each reporting unit is compared with its carrying value. If the fair value exceeds the carrying value, then goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of goodwill is then compared against the carrying value of goodwill to determine the amount of impairment.

•

During the quarter ended December 31, 2012, the Company observed that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Due to the Company’s short order to shipment cycles, such a variance would not become apparent until 60-90 days before 2013 began. Specifically, the 2013 base revenue projection at the date of the goodwill test declined an additional 17% from the projections utilized in the final purchase accounting fair value of the TelWorx entity at the acquisition date. The Company considered this significant revenue decline at the annual goodwill test date to be an indicator of goodwill impairment requiring the performance of the two step quantitative fair value assessment, which resulted in a net present value of future cash flows that did not support a goodwill carrying value for this reporting unit. It is not as a result of the accounting irregularities previously discussed.

The following pro forma financial information gives effect to the acquisition of the TelWorx business as if the acquisition had taken place on January 1, 2012. The pro forma financial information for TelWorx was derived from the unaudited historical accounting records of TelWorx.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

(unaudited) Three Months End March 31, 2012
REVENUES	$20,641
LOSS BEFORE INCOME TAXES	$(1,544)

The Company made pro forma adjustments to the historical TelWorx revenue and earnings before income taxes that reduced revenue by $0.3 million and total combined earnings by $0.2 million for the three months ended March 31, 2012.

The adjustments were made to apply a correction to the misstatements to revenue and profit before tax contained in the historical pre-acquisition TelWorx financial statements that were discovered in the Company’s internal investigation by the forensic auditors. The forensic auditing procedures that identified the misstatements included the tracing of all significant sales transactions from the TelWorx operation back to customer commitment and proof of delivery documentation. The forensic audit dollar coverage obtained is approximately 50% of the operation’s revenue. Additionally there is also an adjustment to the costs associated with excess and obsolete inventory not used for a year or more at the acquisition date to the appropriate pre-acquisition period, consistent with the policy used by the Company after the acquisition. The forensic accounting procedures included the tracing of all significant inventory items at the date of the acquisition back to historical costing and usage records.

The pro forma information is presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the acquisition actually occurred on January 1, 2012, nor is it necessarily indicative of the Company’s future consolidated results of operations or financial position.

Note 4. Acquisitions, page 51

4. We note that you present pro forma adjustments for TelWorx earnings for prior periods. Please expand your disclosure to describe the procedures you took to get comfortable with the pro forma data in light of the accounting irregularities previously disclosed.

The procedures were the forensic auditing procedures carried out by the “Big Four” accounting firm that the Company engaged to perform the forensic audit in the investigation of the irregularities. The Company proposes to make the disclosure prospectively to explicitly link the items in its Form 10-Q for the quarter ended March 31, 2013 as the information is available in various places in the 10-K and the 8-K/A of March 13, 2013. See the disclosure under the Company’s response to comment 3.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

5. Please tell us if you consider the purchase accounting for the TelWorx acquisition complete as of the quarter ended December 31, 2012.

The Company considers the purchase accounting for the TelWorx acquisition to have been complete as of the quarter ended December 31, 2012. The Company concluded that no further adjustments were necessary as of the date of the filing of our 10-Q for the quarter ended March 31, 2013, so we included the disclosure in that filing. The Company included this disclosure in Footnote 8- Acquisition of TelWorx Communications LLC just before the fair value table on page 17. See the Company’s response to comment 3 for the disclosure.

6. Please tell us in more detail of your basis for reallocating $2,781 million of the original purchase price from Customer relationship to goodwill.

The accounting irregularities discovered in the historical financial statements lowered the historical pre-acquisition sales and margins as well as the post-acquisition sales in the quarter ended September 30, 2012, the quarter of the acquisition. These irregularities were as a result of fraud.

The Company utilizes an independent third party expert valuation firm to perform the fair value analysis for acquired assets. The method used to value customer relationships was the Multi-Period Excess Earnings Method (“MPEEM”). The MPEEM is typically reserved for intangibles assets that are considered value drivers, meaning those intangible assets with the most direct relationship to the revenue and cash flow streams of an enterprise. Therefore, the MPEEM applies a discounted cash flow analysis that measures the present value and anticipated future benefits of the intangible asset. Appropriate expenses are deducted from the base revenue streams and economic rents are charged for the use of contributory assets. Economic rents are charges in the form of an expense to account for the asset’s reliance on other applicable tangible and intangible assets in order to generate revenue. The discounted after-tax cash flows attributable to the intangible asset are discounted back to their net present value at an appropriate rate of return and summed to indicate an estimate of fair value for the intangible asset.

The decrease in the fair value of customer relationships from the original provisional valuation to the final purchase accounting valuation relates to a downward revision in the Company’s estimate of future revenue and cash flows as described above. The Company’s original provisional fair value assessment was based on the MPEEM utilizing historical financial statements up through the acquisition date and the quarter of the acquisition as a basis to support in large part the credibility of future revenue and cash flow projections. The Company discovered accounting irregularities resulting from fraud that reduced the historical pre-acquisition revenue and profit margins as well as the post close revenue and profit margins in the quarter acquired. Based on this new information that should have been known at the acquisition date, the Company revised downward its future revenue and cash flow projections. The result for customer relationships was a $2.8 million reduction in the original provisional fair value assigned to the asset.

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Note. 18 Subsequent Events, page 81

TelWorx acquisition, page 81

7. We note that you were seeking full restitution from Tim and Brenda Scronce and other responsible parties for the fraud committed in connection with the TelWorx acquisition. We also note that you have taken a goodwill impairment of $12.5 million related to the acquisition and settled with the Scronces for $4.3 million. Expand your disclosure to clarify why you settled with the Scronces for considerably less than what you paid them in connection with the TelWorx acquisition.

The Company is seeking restitution from three responsible parties. The first party is the Scronces; the second party is Rives & Co (the auditors of the historical 2010 and 2011 TelWorx financial statements, and; the Orr Group (the Scronces’ investment bankers). The settlement with the Scronces was for $4.3 million. The Company has presented a demand letter on May 8, 2013 to Rives LLC seeking $12.4 million in damages, of which $9.5 million relates to the purchase price for TelWorx. The Company is still in the process of preparing its claim against the Orr Group. In accepting the Scronces’ settlement, management considered the risks and expenses associated with protracted litigation as well as the consumption of Company resources that would otherwise be applied to operating activities.

The Company was on record through its 8-K/A dated March 13, 2013 that it was seeking restitution from other responsible parties. All of these activities are Type II subsequent events to the December 31, 2012 financial statement date. The Company prospectively made such a clarifying disclosure as suggested by the Staff in its Form 10-Q for the quarter ended March 31, 2013, the accounting period of the settlement.

Form 10-Q for the quarter ended March 31, 2013, page 24.

Footnote 11- Commitments and Contingencies

TelWorx Settlement

On March 27, 2013, the Company, its wholly-owned subsidiary PCTelWorx, Inc. (“PCTelWorx”), and the TelWorx Parties (as defined below) entered into an Amendment (the “Amendment”) to the Asset Purchase Agreement, dated July 9, 2012 (the “Original Agreement), among the Company, PCTelWorx, Ciao Enterprises, LLC f/k/a TelWorx Communications, LLC and certain of its affiliated entities (collectively, the “TelWorx Entities”) and Tim and Brenda Scronce (“Sellers” and collectively with the TelWorx Entities, the “TelWorx Parties”), as part of a settlement arrangement relative to

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PCTelWorx’s acquisition of certain assets and the assumption of certain liabilities of the TelWorx Entities on July 9, 2012 (the “Acquisition”). As part of the Acquisition, PCTelWorx previously executed a 5 year lease with Scronce Real Estate, LLC for the continued use of an operating facility and offices in Lexington, North Carolina, which provided for annual rental payments of approximately $200,000. As disclosed in the Company’s Form 8-K/A filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2013, after completion of the Acquisition, the Company became aware of certain accounting irregularities with respect to the TelWorx Entities and the Company’s Board of Directors directed management to conduct an internal investigation. Based on the results of the Company’s investigation, the Company’s Board of Directors directed management to seek restitution from the TelWorx Parties, and after protracted negotiations and concurrent litigation, the parties entered into the Amendment and related settlement agreements to settle the dispute. The following is a summary of the material terms of the Amendment:

•	the TelWorx Parties paid the Company a cash payment of $4.3 million, which includes $1.0 million pursuant to the working capital adjustment provisions of the Original Agreement;

•

the TelWorx Parties forfeited all $1.5 million of the potential contingent consideration earnable under the Original Agreement, which had a fair value of $0.6 million, which, if earned, would have been payable in the form of common stock of the Company;

•	the TelWorx Parties forfeited the holdback escrow under the Original Agreement and released the $0.5 million holdback escrow to the Company;

•	the parties agreed to the elimination of all indemnification obligations provided for under the Original Agreement;

•	the Company, PCTelWorx and Sellers each agreed to execute mutual releases of all claims arising in connection with the dispute; and

•

Sellers agreed that PCTelWorx has the option to terminate its current facility lease in Lexington, North Carolina with Scronce Real Estate, LLC (which is controlled by Sellers) upon 180 days written notice.

The settlement has an aggregate fair value of $5.4 million, consisting of $4.3 million cash received, $0.6 million for the contingent consideration, and $0.5 million for the escrow balance. Approximately $1.0 million of the cash received was pursuant to the working capital adjustment provisions of the Original Agreement and settles the miscellaneous accounts receivable recorded in prepaid expenses and other assets at December 31, 2012. The remaining $4.3 million settlement amount, consisting of $3.2 million cash and the release of the $0.6 million contingent consideration fair value and the $0.5 million release of the holdback escrow, was recorded as income in the quarter ended March 31, 2013, consistent with accounting for legal settlements.

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The Company recorded a $12.5 million impairment of goodwill related to the TelWorx Entities in the fourth quarter of 2012. See Footnote 8 Acquisition of TelWorx Communications LLC for full details. The Company is also currently in discussions with the independent accountants that provided the 2010 and 2011 audited financial statements for TelWorx and the investment banking firm used by the TelWorx Parties to seek further restitution from them for the PCTEL shareholders. The Company cannot predict the total restitution it will eventually obtain, if any. In accepting the Scronces’ settlement, management considered the risks and expenses associated with protracted litigation as well as the consumption of Company resources that would otherwise be applied to operating activities.

Item 9A: Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 83

8. We refer to your conclusion regarding the effectiveness of your disclosure controls. Please expand your conclusion to address disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

The Company notes that it accidentally left out the words “and procedures” in the evaluation sentence under Item 9A. The correct wording is used everywhere else in the Item 9A disclosure and the Company discussed procedures in its disclosure. The Company proposes to correct the accidental omission prospectively in its 10-Q for the quarter ended March 31, 2013, as there was sufficient information in the rest of the 10-K disclosure.

Form 10-Q for the quarter ended March 31, 2013, page 24.

Item 4: Controls and Procedures

Changes in Internal Controls:

There was a material weakness in internal controls described in Item 9A of the Company’s December 31, 2012 10-K filed on April 2, 2013. Following the closing of the TelWorx acquisition, the Company’s management became aware of irregularities with respect to the TelWorx pre-acquisition financial statements that impacted the Company’s financial statements subsequent to the acquisition. In addition, we discovered irregularities reported in the financial statements reported subsequent to the acquisition. These irregularities were first disclosed on Form 8-K/A, Item 8.01, filed March 13, 2013. They were discovered in part through an internal review conducted in connection with the calculation of post-closing purchase price adjustments and in part due to anonymous tips received after the internal review began. Specifically, the detection of accounting irregularities reported in the financial statements reported subsequent to the acquisition, primarily affecting the recording of revenue, by senior management of the Company’s

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TelWorx operation, and our inability to detect these post acquisition irregularities in a timely manner represented a material weakness in our internal controls. The Company acquired TelWorx on July 9, 2012 and expects to complete the process of integrating the operation into its financial reporting systems during 2013.

Remediation Plan:

As a result of the TelWorx investigation, the general manager of TelWorx operation and other personnel involved in the accounting irregularities were separated from the Company on December 20, 2012 and in January 2013. Effective with the three months ended December 31, 2012, the Company had instituted a process of performing substantive tests on sales transactions in its TelWorx operation and all future acquisitions. These procedures are in addition to the segregation of duties that are in place over the operational and financial systems. Specifically, the Company performs an internal audit of all significant sales transactions from the TelWorx operation by tracing them back to customer commitment and proof of delivery documentation. The audit dollar coverage obtained is approximately 60% of the operation’s revenue. No further irregularities have been detected. The cost incurred to perform these internal audit procedures is not material. These substantive procedures will be in effect until the TelWorx operation, and any future acquisitions, are integrated into the Company’s total control and evaluation process and becomes subject to the Company’s assertion under Section 404 of the Sarbanes-Oxley Act of 2002. These procedures were repeated in the three months ended March 31, 2013. The Company will not consider the material weakness to be remediated until such time as the TelWorx operations are integrated into the Company’s total control and evaluation process, which is expected to occur no later than the quarter ended September 30, 2013. The controls integration is being done in conjunction with the operational integration of the TelWorx operations into the Company’s Connected Solutions segment. See Footnote 11 - Restructuring for further information on the timing and cost of the integration. The separate cost of the controls integration is not expected to be material.

Evaluation of Disclosure Controls and Procedures:

Our management evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that as of the end of the period covered by this report, that the material weakness in internal controls described in Item 9A of the Company’s December 31, 2012 10-K related to its TelWorx operations is not remediated as of the end of the period covered by this Quarterly Report on Form l0-Q. As a result of this material weakness, management has concluded that our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file

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or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized, and reported within time periods specified in the Securities and Exchange Commission rules and forms.

Changes in Internal Control Over Financial Reporting, page 84

9. Please provide additional disclosure on your remediation plans including how you will address the specific irregularities disclosed in your Form 8-K/A, Item 8.01, filed March 13, 2013. Please also include a discussion of the estimated timing and related material costs of your remediation efforts.

The estimated timing is September 30, 2013 and the costs to remediate the material weakness are not material. The Company proposes to enhance the disclosure prospectively in its 10-Q for the quarter ended March 31, 2013. The disclosure of the remediation timeline of “over the course of 2013” in the 10-K was as precise a date as available at the 10-K filing date and the cost of remediation is not expected to be material. The enhanced disclosure is included in the response to comment 8.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

2013 Implementation of the Principal Elements of Executive Compensation, page 33

2013 Short Term Incentive Plan, page 33

10. It appears that you have included revenues from TelWorx for 2013 short-term incentive award determinations but not 2012 short-term incentive award determinations in order to eliminate the possibility that revenues attributed to TelWorx could contribute to awards. If true, please discuss the reasons behind including the TelWorx revenues for 2013 determinations in next year’s compensation discussion and analysis.

It is true that the TelWorx revenue and Non-GAAP earnings were excluded from the determination of 2012 short term incentive plan (“STIP”) awards and are included for the determination of 2013 STIP awards. The Company will add a discussion in next year’s compensation and analysis to disclose its reasons. Had the Company included the disclosure in the 2013 Proxy, it would have read as follows.

Page 34 of the 2013 Proxy

“Achieving the 2013 financial plan of 5% revenue growth (which is 13.7% revenue growth on an actual, non-adjusted basis) and a 48% increase in non-GAAP earnings per share results in a 15% payout factor as compared with a payout factor of

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15% for achieving the target of 13.3% revenue growth and 36% growth in non-GAAP earnings per share in 2012. Consistent with the process adopted by the Compensation Committee in 2009 to address the impact of acquisitions on the Short-Term Incentive Plan, the impact of the TelWorx Acquisition was excluded from the determination of the results of the 2012 STIP because the TelWorx Acquisition occurred subsequent to the approval of the Company’s 2012 target financial plan and the 2012 STIP targets, which had not contemplated the TelWorx Acquisition. The financial results of PCTELWorx (formed with the assets resulting from the TelWorx Acquisition) will, however, be included in the determination of the results of 2013 STIP because PCTELWorx will have been a subsidiary of the Company for more than one year and the PCTELWorx contributions to revenue and earnings were considered in the Company’s 2013 target financial plan and the 2013 STIP targets. In order to make a meaningful comparative analysis of the Company’s 2013 financial results to 2012 financial results, the Compensation Committee made the aforementioned adjustment that treated the TelWorx Acquisition as if it had occurred in January 2012 and had contributed approximately $15.7 million to 2012 revenue although (as indicated in the footnote of the preceding chart) the Telworx Acquisition actually occurred in July 2012 and contributed approximately $8.4 million to 2012 revenue.

The Compensation Committee believes that the financial plan targets are challenging but achievable with significant effort. The financial plan is determined by management and the Compensation Committee based upon recent performance levels, sales expectations, technology and industry factors, and overall economic conditions. It is approved by the Board of Directors.”

****

In responding to the Staff’s comment letter, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

471 Brighton Drive Bloomingdale, Illinois 60108 / Tel: +1-630-372-6800 / Fax: +1-630-339-2070 / www.pctel.com

Please direct any further questions or comments to me. My phone number is (630) 339-2102, my email address is john.schoen@pctel.com, and my FAX is (630) 233-8076.

	By:	/s/ John Schoen
DATE: May 22, 2013	NAME:	JOHN SCHOEN
	Title:	Chief Financial Officer

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